Exhibit (a)(1)(vi)

THE CENTRAL EUROPE, RUSSIA AND TURKEY FUND, INC.

345 Park Avenue, New York, NY 10154

July 31, 2013

Dear Stockholder:

The Central Europe, Russia and Turkey Fund, Inc. (the “Fund”) is offering to repurchase up to 608,323 of its issued and outstanding shares of common stock, which is equal to approximately 5% of the Fund’s issued and outstanding shares as of July 15, 2013, for cash at a price equal to 98% of the net asset value (“NAV”) per share as determined by the Fund on the next business day after the date the offer expires (the “Offer to Repurchase”). The Fund is making the Offer to Repurchase in connection with the terms of the Fund’s Discount Management Program (the “Program”). Pursuant to the Program, the Fund’s Board of Directors has approved a series of up to four, consecutive, semi-annual tender offers each for up to 5% of the Fund’s issued and outstanding shares of common stock at a price equal to 98% of NAV if the Fund’s shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period. At the conclusion of the most recent twelve-week measurement period that began on March 25, 2013 and concluded on June 14, 2013, shares of common stock of the Fund traded at an average discount to NAV of -10.16%. Because the terms of the Program require the Fund to conduct a tender offer if its shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period, the Fund is conducting the Offer to Repurchase for up to 5% of its issued and outstanding shares at a price equal to 98% of the Fund’s NAV per share. The Offer to Repurchase was authorized by the Fund’s Board of Directors.

The Offer to Repurchase is explained in detail in the enclosed Offer to Repurchase and related Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer to Repurchase. Neither the Fund nor its Board of Directors makes any recommendation to any stockholder whether to tender any or all shares.

Please note that the Offer to Repurchase is scheduled to expire at 5:00 p.m., Eastern Time, on August 28, 2013, unless extended by the Fund. Questions regarding the Offer to Repurchase should be directed to AST Fund Solutions, Inc. at (800) 884-4725.

Sincerely,

/s/ John Millette
John Millette, Secretary